SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of September, 2008

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petróleo Brasileiro S.A. - Petrobras and Subsidiaries

Consolidated Financial Statements
June 30, 2008 and 2007
with Review Report of Independent
Registered Public Accounting Firm

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

Review report of independent registered public accounting firm

To the Board of Directors and Shareholders of
Petróleo Brasileiro S.A. - Petrobras

We have reviewed the accompanying condensed consolidated balance sheet of Petróleo Brasileiro S.A. - Petrobras and its subsidiaries as of June 30, 2008, and the related condensed consolidated statements of income, cash flows and changes in shareholders’ equity for the six-month periods ended June 30, 2008 and 2007. These condensed consolidated financial statements are the responsibility of the Company’s management.

We conducted our review in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States), the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the condensed consolidated financial statements referred to above for them to be in conformity with accounting principles generally accepted in the United States.

KPMG Auditores Independentes

Rio de Janeiro, Brazil
September 3, 2008

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND
SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
June 30, 2008 and December 31, 2007
Expressed in Millions of United States Dollars

	June 30, 2008	December 31, 2007

Assets	(unaudited)	(Note 1)

Current assets
Cash and cash equivalents (Note 5)	6,648	6,987
Marketable securities (Note 6)	80	267
Accounts receivable, net	10,021	6,538
Inventories (Note 7)	13,692	9,231
Deferred income taxes (Note 4)	871	498
Recoverable taxes (Note 8)	3,486	3,488
Advances to suppliers	747	683
Other current assets	1,673	1,448

	37,218	29,140

Property, plant and equipment, net	101,533	84,523

Investments in non-consolidated companies and other investments	5,238	5,112

Non-current assets
Accounts receivable, net	1,598	1,467
Advances to suppliers	2,323	1,658
Petroleum and alcohol account - receivable
from Federal Government (Note 9)	503	450
Government securities	769	670
Marketable securities (Note 6)	2,201	2,144
Restricted deposits for legal proceedings and guarantees (Note 16 (a))	1,110	977
Recoverable taxes (Note 8)	3,281	2,477
Deferred income taxes (Note 4)	33	15
Goodwill	323	313
Prepaid expenses	263	232
Inventories (Note 7)	53	52
Other assets	480	485

	12,937	10,940

Total assets	156,926	129,715

See the accompanying notes to the consolidated financial statements.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND
SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (Continued)
June 30, 2008 and December 31, 2007
Expressed in Millions of United States Dollars (except number of shares)

	June 30, 2008	December 31, 2007

Liabilities and shareholders’ equity	(unaudited)	(Note 1)

Current liabilities
Trade accounts payable	10,666	7,816
Short-term debt (Note 10)	1,704	1,458
Current portion of long-term debt (Note 10)	2,214	1,273
Current portion of project financings (Note 12)	979	1,692
Current portion of capital lease obligations (Note 13)	217	227
Accrued interest	349	239
Income taxes payable	1,181	560
Taxes payable, other than income taxes	4,938	3,950
Deferred income taxes (Note 4)	10	7
Payroll and related charges	1,851	1,549
Dividends and interest on capital payable (Note 15)	-	3,220
Contingencies (Note 16 (a))	34	30
Advances from customers	313	276
Employees’ postretirement benefits obligation - Pension (Note 14 (a))	339	364
Employees’ postretirement benefits obligation - Health care (Note 14 (a))	286	259
Other payables and accruals	1,617	1,548

	26,698	24,468

Long-term liabilities
Long-term debt (Note 10)	13,974	12,148
Project financings (Note 12)	6,327	4,586
Capital lease obligations (Note 13)	437	511
Employees’ postretirement benefits obligation - Pension (Note 14 (a))	5,372	4,678
Employees’ postretirement benefits obligation - Health care (Note 14 (a))	7,735	6,639
Deferred income taxes (Note 4)	6,100	4,802
Provision for abandonment	3,917	3,462
Contingencies (Note 16 (a))	430	352
Other liabilities	676	558

	44,968	37,736

Minority interest	2,293	2,332

Shareholders’ equity
Shares authorized and issued (Note 15)
Preferred share - 2008 and 2007 - 3,700,729,396 shares (*)	15,106	8,620
Common share - 2008 and 2007 - 5,073,347,344 shares (*)	21,088	12,196
Capital reserve - fiscal incentive	324	877
Retained earnings
Appropriated	22,897	34,863
Unappropriated	13,974	6,618
Accumulated other comprehensive income
Cumulative translation adjustments	12,249	4,155
Postretirement benefit reserves adjustments net of tax (US$883 and US$795 for June 30, 2008 and
December 31, 2007, respectively) - pension cost (Note 14 (a))	(1,715)	(1,544)
Postretirement benefit reserves adjustments net of tax (US$532 and US$478 for June 30, 2008 and
December 31, 2007, respectively) - health care cost (Note 14 (a))	(1,032)	(928)
Unrealized gains on available-for-sale securities, net of tax	90	331
Unrecognized loss on cash flow hedge, net of tax	(14)	(9)

	82,967	65,179

Total liabilities and shareholders’ equity	156,926	129,715

(*) Considers effect of 2 for 1 stock split that occurred on April 25, 2008 (see Note 15).
See the accompanying notes to the consolidated financial statements

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
June 30, 2008 and 2007
Expressed in Millions of United States Dollars
(except number of shares and earnings per share)
(Unaudited)

	Six-month periods ended
		June 30,

	2008	2007

Sales of products and services	74,291	50,213
Less:
Value-added and other taxes on sales and services	(12,493)	(9,382)
Contribution of intervention in the economic domain charge - CIDE	(1,961)	(1,867)

Net operating revenues	59,837	38,964

Cost of sales	(35,095)	(21,453)
Depreciation, depletion and amortization	(2,981)	(2,539)
Exploration, including exploratory dry holes	(743)	(506)
Selling, general and administrative expenses	(3,507)	(2,706)
Research and development expenses	(466)	(398)
Other operating expenses	(1,112)	(1,312)

Total costs and expenses	(43,904)	(28,914)

Operating income	15,933	10,050

Equity in results of non-consolidated companies	334	75
Financial income (Note 11)	958	673
Financial expenses (Note 11)	(454)	(460)
Monetary and exchange variation on monetary assets and liabilities, net (Note 11)	(695)	(313)
Employee benefit expense for non-active participants	(427)	(467)
Other taxes	(175)	(309)
Other expenses, net	94	28

	(365)	(773)

Income before income taxes and minority interest	15,568	9,277

See the accompanying notes to the consolidated financial statements.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME (Continued)
June 30, 2008 and 2007
Expressed in Millions of United States Dollars
(except number of shares and earnings per share)
(Unaudited)

	Six-month periods ended
		June 30,

	2008	2007

Income taxes expense (Note 4)
Current	(4,085)	(2,750)
Deferred	(680)	148

	(4,765)	(2,602)

Minority interest in results of consolidated subsidiaries	(87)	(182)

Net income for the period	10,716	6,493

Net income applicable to each class of shares
Common	6,196	3,754
Preferred	4,520	2,739

Net income for the period	10,716	6,493

Basic and diluted earnings per: (Note 15)
Common and Preferred share	1.22	0.74(*)
Common and Preferred ADS	2.44	1.48(*)

Weighted average number of shares outstanding
Common	5,073,347,344	5,073,347,344 (*)
Preferred	3,700,729,396	3,700,729,396 (*)

(*) Considers effect of 2 for 1 stock split that occurred on April 25, 2008 (Note 15).

See the accompanying notes to the consolidated financial statements.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
June 30, 2008 and 2007
Expressed in Millions of United States Dollars
(Unaudited)

	Six-month periods ended
		June 30,

	2008	2007

Cash flows from operating activities

Net income for the period	10,716	6,493
Adjustments to reconcile net income to net cash provided by
operating activities:
Depreciation, depletion and amortization	2,981	2,539
Dry hole costs	423	66
Loss on property, plant and equipment	142	100
Minority interest in results of consolidated subsidiaries	88	182
Deferred income taxes	680	(148)
Accretion expense - asset retirement obligation monetary	88	49
Foreign exchange (gain)/loss	735	343
Equity in the results of non-consolidated companies	(334)	(75)

Increase (Decrease) in operating assets

Accounts receivable, net	(2,521)	(299)
Marketable securities	(159)	49
Inventories	(3,193)	(276)
Advances to suppliers	(516)	366
Prepaid expenses	68	17
Recoverable taxes	(202)	(590)
Other assets	333	(75)

Increase in operating liabilities
Trade accounts payable	1,295	489
Payroll and related charges	130	258
Taxes payable, other than income taxes	596	163
Income taxes payable	629	128
Employees’ postretirement benefits obligation - Pension	171	260
Employees’ postretirement benefits obligation - Health care	159	319
Other liabilities	282	320

Net cash provided by operating activities	12,591	10,678

See the accompanying notes to the consolidated financial statements.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)
June 30, 2008 and 2007
Expressed in Millions of United States Dollar
(Unaudited)

	Six-month periods ended
		June 30,

	2008	2007

Cash flows from investing activities
Additions to property, plant and equipment	(12,164)	(8,867)
Investments in: Japanese Refinery (2008) and Ipiranga Companies (2007)	(145)	(365)
Other	278	196

Net cash used in investing activities	(12,031)	(9,036)

Cash flows from financing activities
Short-term debt, net issuances and repayments	(118)	(256)
Proceeds from issuance and draw-down of long-term debt	3,040	1,201
Principal payments of long-term debt	(1,267)	(1,998)
Proceeds from project financings	1,711	210
Payments of project financings	(1,228)	(1,311)
Payment of capital lease obligations	(127)	(146)
Dividends paid to shareholders	(3,924)	(3,846)
Dividends paid to minority interests	(53)	(74)

Net cash used in financing activities	(1,966)	(6,220)

Increase (Decrease) in cash and cash equivalents	(1,406)	(4,578)
Effect of exchange rate changes on cash and cash equivalents	1,067	897
Cash and cash equivalents at beginning of period	6,987	12,688

Cash and cash equivalents at end of period	6,648	9,007

Supplemental cash flow information:
Cash paid during the period for
Interest, net of amount capitalized	645	672
Income taxes	3,125	2,489
Withholding income tax on financial investments	361	17

See the accompanying notes to the consolidated financial statements.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
June 30, 2008 and 2007
Expressed in Millions of United States Dollars
(Unaudited)

	Six-month periods
		ended
		June 30,

	2008	2007

Preferred shares
Balance at January 1,	8,620	7,718
Capital increase from capital reserve - fiscal incentive	251	902
Capital increase from undistributed earnings reserve	6,235	-

Balance at June 30,	15,106	8,620

Common shares
Balance at January 1,	12,196	10,959
Capital increase from capital reserve - fiscal incentive	345	-
Capital increase from undistributed earnings reserve	8,547	1,237

Balance at June 30,	21,088	12,196

Capital reserve - fiscal incentive
Balance at January 1,	877	174
Capital increase	(596)	-
Transfer from unappropriated retained earnings	43	494

Balance at June 30,	324	668

Accumulated other comprehensive gain (loss)
Cumulative translation adjustments
Balance at January 1,	4,155	(6,202)
Change in the period	8,094	5,285

Balance at June 30,	12,249	(917)

Postretirement benefit reserves adjustments, net of tax - pension cost
Balance at January 1,	(1,544)	(2,052)
Change in the period	(259)	(339)
Tax effect on above	88	115

Balance at June 30,	(1,715)	(2,276)

Postretirement benefit reserves adjustments, net of tax - health care cost
Balance at January 1,	(928)	(987)
Change in the period	(158)	(164)
Tax effect on above	54	56

Balance at June 30,	(1,032)	(1,095)

See the accompanying notes to the consolidated financial statements.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(Continued)
June 30, 2008 and 2007
Expressed in Millions of United States Dollars
(Unaudited)

	Six-month periods ended
		June 30,

	2008	2007

Unrecognized gains on available-for-sale securities, net of tax
Balance at January 1	331	446
Unrealized gains (losses)	(365)	239
Tax effect on above	124	(81)

Balance at June 30	90	604

Unrecognized gain (loss) on cash flow hedge, net of tax
Balance at January 1	(9)	(2)
Change in the period	(5)	3

Balance at June 30	(14)	1

Appropriated retained earnings
Legal reserve
Balance at January 1	4,297	3,045
Transfer from unappropriated retained earnings, net of gain or loss on translation	484	335

Balance at June 30	4,781	3,380

See the accompanying notes to the consolidated financial statements.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(Continued)
June 30, 2008 and 2007
Expressed in Millions of United States Dollars
(Unaudited)

	Six-month periods ended
		June 30,

	2008	2007

Undistributed earnings reserve
Balance at January 1	30,280	20,074
Capital increase	(14,782)	(1,647)
Transfer from unappropriated retained earnings, net of gain or loss on translation	2,300	2,103

Balance at June 30	17,798	20,530

Statutory reserve
Balance at January 1	286	585
Capital increase	-	(492)
Transfer from unappropriated retained earnings, net of gain or loss on translation	32	33

Balance at June 30	318	126

Total appropriated retained earnings	22,897	24,036

Unappropriated retained earnings
Balance at January 1	6,618	10,541
Net income for the period	10,716	6,493
Dividends paid	(501)	(1,139)
Appropriation (to) fiscal incentive reserves	(43)	(494)
Appropriation (to) reserves	(2,816)	(2,471)

Balance at June 30	13,974	12,930

Total shareholders' equity	82,967	54,767

Comprehensive income is comprised as follows:
Net income for the period	10,716	6,493
Cumulative translation adjustments	8,094	5,285
Postretirement benefit reserves adjustments, net of tax - pension cost	(171)	(224)
Postretirement benefit reserves adjustments, net of tax - health care cost	(104)	(108)
Unrealized gain (loss) on available-for-sale securities	(241)	158
Unrecognized gain (loss) on Cash Flow Hedge	(5)	3

Total comprehensive income	18,289	11,607

See the accompanying notes to the consolidated financial statements.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
(unaudited)

1. Basis of Financial Statements Preparation

The accompanying unaudited consolidated financial statements of Petróleo Brasileiro S.A. - Petrobras (the Company) have been prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP) and the rules and regulations of the Securities and Exchange Commission (SEC) for interim financial statements. Accordingly they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. These unaudited consolidated financial statements and the accompanying notes should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2007 and the notes thereto.

The balance sheet at December 31, 2007 has been derived from the audited consolidated financial statements at that date but does not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements.

The consolidated financial statements as of June 30, 2008 and for the six-month periods ended June 30, 2008 and 2007, included in this report, are unaudited. However, in management's opinion, such consolidated financial statements reflect all normal recurring adjustments that are necessary for a fair presentation. The results for the interim periods are not necessarily indicative of trends or of results expected for the full year ending December 31, 2008.

The preparation of these financial statements requires the use of estimates and assumptions that reflect the assets, liabilities, revenues and expenses reported in the financial statements, as well as amounts included in the notes thereto.

Pursuant to Rule 436 (c) under the Securities Act of 1933 (the “Act”), this is not a “report” and should not be considered a part of any registration statement prepared or certified within the meanings of Sections 7 and 11 of the Act and therefore, the independent accountant’s liability under section 11 does not extend to the information included herein.

2. Recently Adopted Accounting Standards

a) FASB Statement N° 157, Fair Value Measurements (“SFAS 157”)

In September 2006, the FASB issued SFAS 157, which became effective for the Company on January 1, 2008. This standard defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS 157 does not require any new fair value measurements but would apply to assets and liabilities that are required to be recorded at fair value under other accounting standards.

In February 2008, the FASB issued FASB Staff Position (FSP) FSP 157-2, “Effective Date of FASB Statement N° 157”, which became effective for the Company on January 1, 2008. This FSP delays the effective date of SFAS 157, for non-financial assets and non-financial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually).

The Company implemented SFAS 157 and FSP 157-2 effective on January 1, 2008 with no material impact due to the implementation, other than additional disclosures.

SFAS 157 and FSP 157-2 require disclosures that categorize assets and liabilities measured at fair value on a recurring basis into one of three different levels depending on the observability of the inputs applied in the measurement. Level 1 inputs are quoted prices in active markets for identical assets or liabilities. Level 2 inputs are observable inputs other than quoted prices included within Level 1 for the asset or liability, either directly or indirectly through market-corroborated inputs. Level 3 inputs are unobservable inputs for the asset or liability reflecting the Company’s assumptions about pricing by market participants.

The disclosure requirements of SFAS 157 and FSP 157-2 were applied to the Company’s derivative instruments and certain equity and debt securities recognized in accordance with SFAS 115.

The Company’s commodities derivatives and marketable and government securities fair values were recognized in accordance with exchanged quoted prices as the balance sheet date for identical assets in active markets, and, therefore, were classified as Level 1.

2. Recently Adopted Accounting Standards (Continued)

a) FASB Statement N° 157, Fair Value Measurements (“SFAS 157”) (Continued)

The fair values of Company’s forward contracts of US dollars and cross currency swaps were calculated using observable interest rates in JPY, USD and BRL for the full term of the contracts, and, therefore, were classified as Level 2.

The fair value hierarchy for the Company’s financial assets and liabilities accounted for at fair value on a recurring basis at June 30, 2008, was:

	As of June 30, 2008

	Level 1	Level 2	Level 3	Total

Assets
Marketable securities	2,144	-	-	2,144
Government securities	769	-	-	769
Foreign exchange derivatives	-	24	-	24

Total assets	2,913	24	-	2,937

Liabilities
Commodity derivatives	67	-	-	67

Total liabilities	67	-	-	67

b) FASB Statement 159 “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS 159”)

In February 2007, the FASB issued SFAS 159, that permits the measurement of certain financial instruments at fair value. Entities may choose to measure eligible items at fair value at specified election dates, reporting unrealized gains and losses on such items at each subsequent reporting period. SFAS 159 is effective for fiscal years beginning after November 15, 2007. SFAS 159 became effective for the Company on January 1, 2008 with no impact to its consolidated financial statements.

3. Derivative Instruments, Hedging and Risk Management Activities

The Company is exposed to a number of market risks arising from its normal course of business. Such market risks principally involve the possibility that changes in interest rates, foreign currency exchange rates or commodity prices will adversely affect the value of the Company’s financial assets and liabilities or future cash flows and earnings. The Company maintains a corporate risk management policy that is executed under the direction of the Company’s executive officers.

3. Derivative Instruments, Hedging and Risk Management Activities (Continued)

The Company may use derivative and non-derivative instruments to implement its corporate risk management strategy. However, by using derivative instruments, the Company exposes itself to credit and market risk. Credit risk is the failure of a counterparty to perform under the terms of the derivative contract. Market risk is the possible adverse effect on the value of an asset or liability, including financial instruments that results from changes in interest rates, currency exchange rates, or commodity prices. The Company addresses credit risk by restricting the counterparties to such derivative financial instruments to major financial institutions. Market risk is managed by the Company’s executive officers. The Company does not hold or issue financial instruments for trading purposes.

a) Foreign currency risk management

The Company’s foreign currency risk management strategy may involve the use of derivative instruments to protect against foreign exchange rate volatility which may impact the value of certain of the Company’s obligations.

The table below provides information about the Company’s foreign exchange derivative contracts:

Foreign Currency			Fair value

		Notional	June 30,	December
Maturing in 2008		Amount	2008	31, 2007

Forwards
Sell USD/Pay BRL		96	8	2
Average Contractual Exchange rate	1.8%

Total		96	8	2

3. Derivative Instruments, Hedging and Risk Management Activities (Continued)

a) Foreign currency risk management (Continued)

Cash flow hedge

In September, 2006, Petrobras International Finance Company - PifCo entered into cross currency swap under which it swaps principal and interest payments on Yen denominated funding into U.S. dollar amounts. The assessment of hedge effectiveness indicates that the change in fair value of the designated hedging instrument is highly effective.

Cross Currency Swaps			Fair value

		Notional
		Amount	June 30,	December
Maturing in 2016		(Million Yen)	2008	31, 2007

Fixed to fixed		35,000
Average Pay Rate (USD)	5.69%		16	3
Average Receive Rate (JPY)	2.15%

Total		35,000	16	3

b) Commodity price risk management

Petroleum and oil products

The Company is exposed to commodity price risks as a result of the fluctuation of crude oil and oil product prices. The Company’s commodity risk management activities are primarily undertaking through the uses of future contracts traded on stock exchanges; and options and swaps entered into with major financial institutions. The futures contracts provide economic hedges for anticipated crude oil purchases and sales, generally forecasted to occur within a 30 to 360 day period, and reduce the Company’s exposure to volatility of such prices.

3. Derivative Instruments, Hedging and Risk Management Activities (Continued)

b) Commodity price risk management (Continued)

The Company’s exposure from these contracts is limited to the difference between the contract value and market value on the volumes contracted. Crude oil future contracts are marked-to-market and related gains and losses are recognized in currently period earnings, irrespective of when the physical crude sales occur. For the six-month periods ended June 30, 2008 and 2007, the Company entered into commodity derivative transactions for 64.6% and 46.1%, respectively, of its total import and export trade volumes.

The open positions in the futures market, compared to spot market value, resulted in recognized losses of US$31 and US$12 during the six-month periods ended June 30, 2008 and 2007, respectively.

c) Interest rate risk management

The Company’s interest rate risk is a function of the Company’s long-term debt and to a lesser extent, its short-term debt. The Company’s foreign currency floating rate debt is principally subject to fluctuations in LIBOR and the Company’s floating rate debt denominated in Reais is principally subject to fluctuations in the Brazilian long-term interest rate (TJLP) as fixed by the National Monetary Counsel. The Company currently does not utilize derivative financial instruments to manage its exposure to fluctuations in interest rates.

4. Income Taxes

Income taxes in Brazil comprise federal income tax and social contribution, which is an additional federal income tax. The statutory enacted tax rates for income tax and social contribution have been 25% and 9%, respectively, for the six-month periods ended June 30, 2008 and 2007.

The Company’s taxable income is substantially generated in Brazil and is therefore subject to the Brazilian statutory tax rate.

4. Income Taxes (Continued)

The following table reconciles the tax calculated based upon the Brazilian statutory tax rate of 34% to the income tax expense recorded in these consolidated statements of income.

	Six-month periods ended June 30,

	2008	2007

Income before income taxes and minority interest
Brazil	15,197	9,058
International	371	219

	15,568	9,277

Tax expense at statutory rates - (34%)	(5,293)	(3,154)
Adjustments to derive effective tax rate:
Tax benefit on interest on shareholders’ equity	-	365
Non-deductible postretirement and health-benefits	(122)	(144)
Foreign income subject to different tax rates	94	(45)
Tax incentive (1)	292	484
Other	264	(108)

Income tax expense per consolidated statement of income	(4,765)	(2,602)

(1) On May 10, 2007, the Brazilian Federal Revenue Office recognized Petrobras' right to deduct certain tax incentives from income tax payable, covering the tax years of 2006 until 2015. During the six-month period ended June 30, 2008, Petrobras recognized a tax benefit in the amount of US$292 (US$484 on June 30, 2007) related to these incentives in the Northeast, within the region covered by the Northeast Development Agency (ADENE), granting a 75% reduction in income tax payable, calculated on the profits of the exploration of the incentive activities and these have been accounted for under the flow through method.

4. Income Taxes (Continued)

The following table shows a breakdown between domestic and international income tax benefit (expense) attributable to income from continuing operations:

	Six-month periods ended
		June, 30

	2008	2007

Income tax expense per consolidated statement of
income:
Brazil
Current	(3,892)	(2,667)
Deferred	(704)	199

	(4,596)	(2,468)

International
Current	(193)	(83)
Deferred	24	(51)

	(169)	(134)

	(4,765)	(2,602)

4. Income Taxes (Continued)

The major components of the deferred income tax accounts in the consolidated balance sheet are as follows:

	June 30,	December 31,
	2008	2007

Current assets	871	498
Current liabilities	(10)	(7)

Net current deferred tax assets	861	491

	June 30,	December 31,
	2008	2007

Non-current assets
Employees’ postretirement benefits, net of Accumulated
postretirement benefit reserves adjustments	2,314	2,065
Tax loss carryforwards	463	335
Other temporary differences, not significant
individually	673	600
Valuation allowance	(322)	(373)

	3,128	2,627

Non-current liabilities
Capitalized exploration and development costs	6,937	5,810
Property, plant and equipment	1,628	1,494
Other temporary differences, not significant
individually	630	110

	9,195	7,414

Net non-current deferred tax liabilities	(6,067)	(4,787)

Non-current deferred tax assets	33	15

Non-current deferred tax liabilities	(6,100)	(4,802)

Net deferred tax liabilities	(5,206)	(4,296)

4. Income Taxes (Continued)

The Company and its subsidiaries file income tax returns in Brazil and in many foreign jurisdictions. These tax returns are open to examination by the respective tax authorities in accordance with each local legislation.

As of and for the six-month period ended June 30, 2008, the Company did not have any unrecognized tax benefits. Additionally, the Company does not expect that the amount of the unrecognized tax benefits will change significantly within the next twelve months.

5. Cash and Cash Equivalents

	June 30,	December 31,
	2008	2007

Cash	1,263	1,241
Investments - Brazilian reais (1)	2,693	2,279
Investments - U.S. dollars (2)	2,692	3,467

	6,648	6,987

(1) Comprised primarily federal public bonds with immediate liquidity and the securities are tied to the American dollar quotation or to the remuneration of the Interbank Deposits - DI.

(2) Comprised primarily by Time Deposit and securities with fixed income.

6. Marketable Securities

Marketable securities classification:

	June 30,	December 31,
	2008	2007

Available-for-sale	2,096	2,036
Trading	48	127
Held-to-maturity	137	248

	2,281	2,411

Less: Current portion of marketable securities	(80)	(267)

Long-term portion of marketable securities	2,201	2,144

6. Marketable Securities (Continued)

Marketable securities are comprised primarily of amounts that the Company has invested in an exclusive fund, excluding the Company’s own securities, which are considered repurchased. The exclusive fund is consolidated, and the equity and debt securities within the portfolio are classified as trading or available-for-sale under SFAS 115 based on management’s intent. Trading securities are principally Brazilian bonds, which are bought and sold frequently with the objective of making short-term-profits on market price changes. Available-for-sale securities are principally, LCN (Credit Liquid Note) agreements and certain other bonds for which the Company does not have current expectations to trade actively. Trading securities are presented as current assets, as they are expected to be used in the near term for cash funding requirements. Available-for-sale securities are presented as “Other assets”, as they are not expected to be sold or liquidated within the next twelve months.

As of June 30, 2008 Petrobras had a balance of US$2,090 linked to B Series National Treasury Notes, which are accounted for as available-for-sale securities in accordance with SFAS 115. The B Series National Treasury Notes may be used in the future to guarantee future long term agreements entered into with Petros, Petrobras’ pension plan (see Note 14 (b)). The nominal value of the NTN-Bs is restated based on variations in the Amplified Consumer Price Index (IPCA). The due dates of these notes are 2024 and 2035 and interest coupons will be paid at half-yearly intervals based on the set rate of 6.0% p.a..

7. Inventories

	June 30,	December 31,
	2008	2007

Products
Oil products	4,571	2,493
Fuel alcohol	157	181

	4,728	2,674

Raw materials, mainly crude oil	6,830	4,818
Materials and supplies	2,082	1,681
Other	105	110

	13,745	9,283

Current inventories	13,692	9,231

Long-term inventories	53	52

8. Recoverable Taxes

Recoverable taxes consisted of the following:

	June 30,	December 31,
	2008	2007

Domestic value-added tax (ICMS) (1)	2,575	2,173
Income tax and social contribution	507	527
PASEP/COFINS (2)	3,166	2,772
Foreign value-added tax (IVA)	151	243
Other recoverable taxes	368	250

	6,767	5,965

Less: Long-term recoverable taxes	(3,281)	(2,477)

Current recoverable taxes	3,486	3,488

(1) Domestic value-added sales tax is composed of credits generated by commercial operations and by the acquisition of property, plant and equipment and can be offset with taxes of the same nature.

(2) Composed of credits arising from non-cumulative collection of PASEP and COFINS, which can be compensated with other federal taxes payable.

The income tax and social contribution recoverables will be offset against future income tax payable.

Petrobras plans to fully recover these taxes, and as such, no allowance has been provided.

9. Petroleum and Alcohol Account - Receivable from Federal Government

The following summarizes the changes in the Petroleum and Alcohol account for the six-month period ended June 30, 2008:

Six-month
period ended
June 30, 2008

Opening balance	450
Financial income	2
Translation gain	51

Ending balance	503

In order to conclude the settlement of accounts with the Federal Goverment, pursuant to Provisional Measure n° 2,181, of August 24, 2001, and after providing all the information required by the National Treasury Office - STN, Petrobras is seeking to settle all the remaining disputes between the parties.

The remaining balance of the Petroleum and Alcohol account may be paid as follows: (1) National Treasury Bonds issued at the same amount as the final balance of the Petroleum and Alcohol account; (2) offset of the balance of the Petroleum and Alcohol account, with any other amount owed by Petrobras to the Federal Government, including taxes; or (3) by a combination of the above options.

10. Financings

a) Short-term debt

The Company's short-term borrowings are principally sourced from commercial banks and include import and export financing denominated in United States dollars, as follows:

	June 30,	December 31,
	2008	2007

Imports - oil and equipment	-	5
Working capital	1,704	1,453

	1,704	1,458

The weighted average annual interest rates on outstanding short-term borrowings were 4.75% and 4.71% at June 30, 2008 and December 31, 2007, respectively.

b) Long-term debt

• Composition

	June 30,	December 31,
	2008	2007

Foreign currency
Notes	5,702	4,140
Financial institutions	4,430	4,256
Sale of future receivables	582	615
Suppliers’ credits	100	1,325
Assets related to export program to be offset against sales of
future receivables	(150)	(150)

	10,664	10,186

Local currency
National Economic and Social Development
Bank - BNDES (state-owned company)	605	607
Debentures:
BNDES (state-owned company)	294	709
Other banks	1,686	1,419
Export Credit Notes	2,356	282
Other	583	218

	5,524	3,235

Total	16,188	13,421
Current portion of long-term debt	(2,214)	(1,273)

	13,974	12,148

10. Financings (Continued)

b) Long-term debt (Continued)

• Composition of foreign currency denominated debt by currency

	June 30,	December 31,
	2008	2007

Currency
United States dollars	9,923	9,439
Japanese Yen	587	598
Euro	81	85
Other	73	64

	10,664	10,186

• Maturities of the principal of long-term debt

The long-term portion at June 30, 2008 becomes due in the following years:

2009	1,024
2010	2,644
2011	1,651
2012	2,006
2013	1,341
2014 and thereafter	5,308

13,974

10. Financings (Continued)

b) Long-term debt (Continued)

The composition of annual interest rates on long-term debt are as follows:

	June 30,	December 31,
	2008	2007

Foreign currency
6% or less	6,052	4,280
Over 6% to 8%	2,246	3,285
Over 8% to 10%	2,284	2,410
Over 10% to 12%	63	125
Over 12% to 15%	19	86

	10,664	10,186

Local currency
6% or less	81	469
Over 6% to 8%	584	-
Over 8% to 10%	769	995
Over 10% to 12%	4,045	1,722
Over 12% to 15%	45	49

	5,524	3,235

	16,188	13,421

10. Financings (Continued)

b) Long-term debt (Continued)

Global Notes – PifCo (Continued)

On January 11, 2008, PifCo issued Senior Global Notes of US$750 that constitute a single issue fungible with the US$1,000 launched on November 1, 2007, amounting to US$1,750 in issued bonds due on March 1, 2018. The Notes bear interest at the rate of 5.875% per annum, payable semiannually, beginning on March 1, 2008. The purpose of this issue was to access long-term debt capital markets, refinance prepayments of maturing debt and to reduce the cost of capital.

Loan to Petrobras Netherlands BV (PNBV)

On January 02, 2008, the subsidiary Petrobras Netherlands BV (PNBV) signed an offshore loan agreement with Société Générale for the amount of US$85, with interest of 5.10% p.a. and a term of five years.

In addition, on January 24, 2008, PNBV signed an offshore trade-related loan agreement with Banco Bilbao Vizcaya Argentaria S.A. for the amount of US$100, with interest of 3.96% p.a. and a term of four years.

PNBV contracted a credit facility of up to US$200 from Santander Overseas Bank. Inc - SANTANDER. On June 25, 2008 the subsidiary used the funds available. The initial term of the credit facility is one year, renewable for the full amount for up to three years, with interest of 4.12% p.a.

10. Financings (Continued)

b) Long-term debt (Continued)

Credit facility agreement to finance exports

On March 17 and 26, 2008, Petrobras contracted a credit facility of US$435 and US$289 with the Banco do Brasil. The transaction was ensured by an Export Credit Note, the sole purpose of which is to increase Petrobras’ exports of ethanol, in light of the future prospects for growth of biofuel business, as highlighted in the Company’s strategic plan and was negotiated with the following terms:

• Term: 2 years and 3 years, with settlement of the principal and interest at the end of the term;

• Interest rate: 95% of the CDI;

• Clause providing for early repayment as from 180 days of the withdrawal with no penalties;

• Exemption of IOF tax on presentation of proof of the export operations; and

• Waiver of guarantees.

On April 04 and 11, 2008, Petrobras contracted a credit facility of US$234 and US$948 with the Banco do Brasil. The transaction was ensured by an Export Credit Note, the sole purpose of which is to increase Petrobras’ exports of oil and oil products and was negotiated with the following terms:

• Term: 1 year, with interest payable every 6 months and settlement of the principal at the end of the term;

• Interest rate: 102% of the CDI + Flat Fee of 0.06%, six-monthly, in advance;

• Clause providing for early repayment as from 180 days of the withdrawal with no penalties;

• Exemption of IOF tax on presentation of proof of the export operations; and

• Waiver of guarantees.

11. Financial Income (Expenses), Net

Financial expenses, financial income and monetary and exchange variation on monetary assets and liabilities, net, allocated to income for the six-month periods ended June 30, 2008 and 2007 are as follows:

	Six-month periods ended
		June 30,

	2008	2007

Financial expenses
Loans and financings	(559)	(523)
Project financings	(318)	(268)
Leasing	(26)	(44)
Capitalized interest	845	590
Losses on derivative instruments	(131)	(76)
Repurchased securities losses	(18)	(20)
Other	(247)	(119)

	(454)	(460)

Financial income
Investments	191	212
Marketable securities	279	110
Clients	77	71
Gains in derivatives	115	24
Advances to suppliers	11	13
Government securities	81	23
Other	204	220

	958	673

Monetary and exchange variation on monetary assets
and liabilities, net	(695)	(313)

	(191)	(100)

12. Project Financings

The Company has utilized project financings to provide capital for the continued development of the Company’s exploration and production and related projects.

The special purpose entities associated with the project finance projects are consolidated based on FIN 46(R) and the project financing obligation represents the debt of the consolidated SPEs with the third-party lender.

The Company’s responsibility under these contracts is to complete the development of the oil and gas fields, operate the fields, pay for all operating expenses related to the projects and remit a portion of the net proceeds generated from the fields to fund the special purpose companies’ debt and return on equity payments. At the conclusion of the term of each financing project, the Company will have the option to purchase the leased or transferred assets from the consolidated special purpose company.

The following summarizes the liabilities related to the projects that were in progress at June 30, 2008 and December 31, 2007:

	June 30,	December
	2008	31, 2007

Transportadora Gasene	1,733	1,212
Codajás (1)	1,434	1,008
PDET Offshore S.A.	850	889
Companhia Locadora de Equipamentos Petrolíferos - CLEP (2)	802	859
Barracuda/Caratinga	802	1,004
Charter Development - CDC (3)	755	760
Cia. de Desenvolvimento e Modernização de Plantas
Industriais - CDMPI	750	510
Cabiúnas	607	666
Other	375	226
Repurchased securities (2)	(802)	(856)

	7,306	6,278

Current portion of Project financings	(979)	(1,692)

Long-term portion of Project financings	6,327	4,586

(1) Codajás consolidates Transportadora Urucu - Manaus S.A. which is responsible for the Amazonia Project.
(2) As of June 30, 2008 and December 31, 2007, the Company had amounts invested abroad in an exclusive investment fund that held debt securities of some of the Petrobras group companies and some of the SPEs that the Company consolidates according to FIN 46(R), in the total amount of US$802 and US$856, respectively. These securities are considered to be extinguished, and thus the related amounts, together with applicable interest have been removed from the presentation of marketable securities and project financings.
(3) Charter Development - CDC is responsible for Marlim Leste (P-53 project).

12. Project Financings (Continued)

The Company has received certain advances amounting to US$329 which are recorded as project financings obligations and are related to assets under agreements with investors, which are included to the property, plant and equipment balance. Such asset and obligation amounts are presented gross as the obligation can only be settled through delivery of the fully constructed asset.

At June 30, 2008, the long-term portion of project financings becomes due in the following years:

2009	2,929
2010	760
2011	1,016
2012	165
2013	166
2014 and thereafter	1,291

6,327

13. Capital Lease Obligations

The Company leases certain offshore platforms and vessels, which are accounted for as capital leases. As of June 30, 2008, assets under capital leases had a net book value of US$786 (US$875 at December 31, 2007).

The following is a schedule by year of the future minimum lease payments as of June 30, 2008:

2008	154
2009	244
2010	192
2011	85
2012	31
2013	5
2014 and thereafter	15

Estimated future lease payments	726

Less amount representing interest at 6.2% to 12.0% annual	(72)

Present value of minimum lease payments	654

Less current portion of capital lease obligations	(217)

Long-term portion of capital lease obligations	437

14. Employees’ Postretirement Benefits and Other Benefits

a) Employees’ postretirement benefits balances

The Company sponsors a contributory defined benefit pension plan covering substantially all of its employees and provides certain health care benefits for a number of active and retired employees. In 2007, the Company made contributions of US$499 to pension and health care plans.

The balances related to Employees’ Postretirement Benefits are represented as follows:

	As of

	June 30, 2008		December 31, 2007

		Health		Health
	Pension	Care	Pension	Care
	Benefits	Benefits	benefits	Benefits

Current liabilities
Defined-benefit plan	256	286	230	259
Variable Contribution plan	83	.	134	-

Employees’ postretirement projected benefits
obligation	339	286	364	259

Long-term liabilities
Defined-benefit plan	5,372	7,735	4,678	6,639
Variable Contribution plan	-	-	-	-

Employees’ postretirement projected benefits
obligation	5,372	7,735	4,678	6,639

	5,711	8,021	5,042	6,898

Shareholders’ equity - Accumulated other
comprehensive income
Defined-benefit plan	2,418	1,564	2,177	1,406
Variable Contribution plan	180	-	162	-
Tax effect	(883)	(532)	(795)	(478)

Net balance recorded in shareholders’ equity	1,715	1,032	1,544	928

14. Employees’ Postretirement Benefits and Other Benefits (Continued)

b) Funded status of the plans

Net periodic benefit cost includes the following components:

	As of June 30,

	2008			2007

				Pension
	Pension Plans		Health	Plan	Health

	Defined	Variable	care	Defined	care
	benefits	contribution	benefits	benefits	benefits

Service cost-benefits earned during the period	132	48	58	103	49
Interest cost on projected benefit obligation	1,220	11	362	948	300
Expected return on plan assets	(999)	(10)	-	(697)	-
Amortization of net actuarial loss	1	-	31	85	39
Amortization of prior service cost	30	5	1	-	35

	384	54	452	439	423

Employees’ contributions	(107)	(32)	-	(78)	-

Net periodic benefit cost	277	22	452	361	423

14. Employees’ Postretirement Benefits and Other Benefits (Continued)

b) Funded status of the plans (Continued)

On September 12, 2007, Petrobras and the subsidiaries sponsoring the Petros Plan, trade union organizations and Petros signed an Agreement that will cover commitments with pension plans in the amount of US$2,380, which will be paid in installments over the next 20 years.

As of June 30, 2008, Petrobras had a balance of US$2,090 linked to B Series National Treasury Notes, classified as non-current asset, which may be used in the future as a guarantee for the above mentioned Settlement Agreement (see Note 6).

New benefit plan (Petros Plan 2)

On June 22, 2007, the Supplementary Pensions Office approved the introduction of a new supplementary pension plan called Petros Plan 2 to the new employees as well as those who have joined the Company after September 2002 and had no Pension Plan.

This Plan was formulated according to the Variable Contribution - VC, or mixed model, with the resources capitalized through particular accounts, retirement pensions established according to the account balances, in addition to the coverage for social security risks (disability and mortality before retirement) and the benefit payment options in case of perpetual assistance system, with estimated pension reversal for dependents after the death of the holder, or the quotas receiving regiment, for an unlimited period, in addition to the guarantee of a minimum benefit.

Petrobras and the other sponsors will fully assume the contributions corresponding to the period in which the new participants had no plan. This past service shall consider the period from August 2002 or the date of admission up to August 29, 2007. The plan will continue to admit new subscribers after this date, but no longer including payment for the period relating to past service.

The disbursements will be conducted over the first months for contributions up to the total months the participant had no plan, and shall cover the portion relating to the participants and sponsor.

15. Shareholders’ Equity

a) Capital

The Company’s subscribed and fully paid-in capital at June 30, 2008 and at December 31, 2007 consisted of 5,073,347,344 common shares and 3,700,729,396 preferred shares as retroactively restated for the stock split discussed below. The preferred shares do not have any voting rights and are not convertible into common shares and vice-versa. Preferred shares have priority in the receipt of dividends and return of capital.

The Extraordinary General Meeting held on March 24, 2008, decided to effect a split of each Company’s share into two, resulting: (a) in a free distribution of 1 (one) new share of the same type for each original share and based on the shareholding structure at April 25, 2008; (b) in a free distribution of 1 (one) new American Depository Shares (ADS) of the same type for each original ADS and based on the shareholding structure at April 25, 2008. At the same date, an amendment to article 4 of the Company’s by-laws to cause capital be divided into 8,774,076,740 shares, of which 5,073,347,344 are common shares and 3,700,729,396 are preferred shares, with no nominal value, was approved. This amendment to the Company’s bylaws is effective from April 25, 2008. The relation between the ADS and shares of each class remains of 2 (two) shares for one ADS. All share, ADS, per share and per ADS information in the accompanying financial statements and notes have been adjusted to reflect the result of the share split.

Current Brazilian law requires that the Federal Government retain ownership of 50% plus one share of the Company’s voting shares.

The Extraordinary General Meeting, held together with the Ordinary General Meeting on April 4, 2008, approved the increase of the Company’s capital from US$20,816 (R$52,644 million) to US$36,194 (R$78,967 million), through the capitalization of part of retained earnings recorded during previous years amounting to US$14,782 (R$25,302 million) and part of the capital reserves, amounting to US$596 (R$1,020 million), consisting of US$99 (R$169 million) of the Merchant Navy AFRMM subsidy reserve and US$497 (R$851 million) from the tax incentives reserve, and without issuing any new shares, in accordance with article 169, paragraph 1 of Law N° 6,404/76.

15. Shareholders’ Equity (Continued)

a) Capital (Continued)

At an Extraordinary General Meeting held together with the General Ordinary Meeting, on April 2, 2007, the shareholders of Petrobras approved an increase in the Company’s capital to US$24,623 (R$52,644 million) through the capitalization of revenue reserves accrued during previous financial years, in the amount of US$1,647 (R$3,372 million), and of statutory reserve, in the amount of US$492 (R$1,008 million), and without the issuance of new shares, in accordance with article 169, paragraph 1, Law N° 6,404/76.

b) Dividends and interest on shareholders’ equity

On April 04, 2008, the Ordinary General Meeting approved dividends referring to the year ended December 31, 2007, in the amount of US$3,715, conforms to the by-laws in regard to guaranteed rights of preferred shares (article 5), include interest on shareholders’ equity, already approved by the Board of Directors. The dividends were monetarily restated in accordance with the SELIC rate variation as from December 31, 2007 to the initial date of payment.

The remaining balance of dividends relating to the financial year of 2007 approved by the Ordinary General Meeting held on April 04, 2008, in the amount of US$495 (after deducting those distributed earlier to shareholders on January 23, March 31 and April 30, 2008, in the amount of US$3,220), were paid out to shareholders on June 03, 2008.

15. Shareholders’ Equity (Continued)

b) Dividends and interest on shareholders’ equity (Continued)

Basic and diluted earnings per share amounts have been calculated as follows:

	Six-month periods ended June
		30,

	2008	2007

Net income for the period	10,716	6,493
Less priority preferred share dividends	(1,031)	(878)
Less common shares dividends, up to the priority
preferred shares dividends on a per-share basis	(1,413)	(1,203)

Remaining net income to be equally allocated to
common and preferred shares	8,272	4,412

Weighted average number of shares outstanding:
Common	5,073,347,344	5,073,347,344(*)
Preferred	3,700,729,396	3,700,729,396(*)

Basic and diluted earnings per:
Common and preferred share	1.22	0.74 (*)
Common and preferred ADS	2.44	1.48 (*)

(*) Considers effect of 2 for 1 stock split that occurred on April 25, 2008.

16. Commitments and Contingencies

Petrobras is subject to a number of commitments and contingencies arising in the normal course of its business. Additionally, the operations and earnings of the Company have been, and may be in the future, affected from time to time in varying degrees by political developments and laws and regulations, such as the Federal Government's continuing role as the controlling shareholder of the Company, the status of the Brazilian economy, forced divestiture of assets, tax increases and retroactive tax claims, and environmental regulations. The likelihood of such occurrences and their overall effect upon the Company are not readily predictable.

a) Litigation

The Company is a defendant in numerous legal actions involving civil, tax, labor, corporate and environment issues arising in the normal course of its business. Based on the advice of its internal legal counsel and management’s best judgment, the Company has recorded accruals in amounts sufficient to provide for losses that are considered probable and reasonably estimable.

At June 30, 2008 and December 31, 2007, the respective amounts accrued by type of claims are as follows:

	June 30,	December 31,
	2008	2007

Labor claims	73	58
Tax claims	126	149
Civil claims	241	155
Commercials claims and other contingencies	24	20

Total	464	382

Current contingencies	(34)	(30)

Long-term contingencies	430	352

As of June 30, 2008 and December 31, 2007, in accordance with Brazilian law, the Company had paid US$1,110 and US$977, respectively, into federal depositories to provide collateral for these and other claims until they are settled. These amounts are reflected in the balance sheet as restricted deposits for legal proceedings and guarantees.

16. Commitments and Contingencies (Continued)

b) Environmental matters

The Company is subject to various environmental laws and regulations. These laws regulate the discharge of oil, gas or other materials into the environment and may require the Company to remove or mitigate the environmental effects of the disposal or release of such materials at various sites.

The Company’s management considers that any expenses incurred to correct or mitigate possible environmental impacts should not have a significant effect on operations or cash flows.

17. Segment Information

The following presents the Company’s assets by segment:

	As of June 30, 2008

	Exploration			International
	and		Gas and	(see separate
	Production	Supply	Energy	disclosure)	Distribution	Corporate	Eliminations	Total

Current assets	4,397	18,939	3,588	3,247	3,424	10,860	(7,237)	37,218

Cash and cash equivalents	-	-	-	-	-	6,648	-	6,648
Other current assets	4,397	18,939	3,588	3,247	3,424	4,212	(7,237)	30,570
Investments in non-consolidated
companies and other investments	121	2,274	637	1,281	688	237	-	5,238
Property, plant and equipment, net	57,019	18,857	13,171	8,695	2,041	1,781	(31)	101,533

Non-current assets	2,094	878	1,857	693	395	7,477	(457)	12,937

Petroleum and Alcohol account	-	-	-	-	-	503	-	503
Government securities	-	-	-	-	-	769	-	769
Other assets	2,094	878	1,857	693	395	6,205	(457)	11,665

Total assets	63,631	40,948	19,253	13,916	6,548	20,355	(7,725)	156,926

17. Segment Information (Continued)

	As of June 30, 2008

	International

	Exploration
	and		Gas and
	Production	Supply	Energy	Distribution	Corporate	Eliminations	Total

Current assets	954	2,130	218	225	190	(470)	3,247

Investments in non-consolidated
companies and other investments	942	40	285	18	(4)	-	1,281

Property, plant and equipment, net	7,110	1,231	220	183	165	(214)	8,695

Non-current assets	660	346	102	16	1,226	(1,657)	693

Total assets	9,666	3,747	825	442	1,577	(2,341)	13,916

17. Segment Information (Continued)

	As of December 31, 2007

	Exploration			International
	and		Gas and	(see separate
	Production	Supply	Energy	disclosure)	Distribution	Corporate	Eliminations	Total

Current assets	3,180	13,725	2,864	2,184	2,848	10,710	(6,371)	29,140

Cash and cash equivalents	-	-	-	-	-	6,987	-	6,987
Other current assets	3,180	13,725	2,864	2,184	2,848	3,723	(6,371)	22,153

Investments in non-consolidated
companies and other investments	85	2,348	550	1,278	640	211	-	5,112

Property, plant and equipment, net	48,529	14,480	10,615	7,596	1,838	1,475	(10)	84,523

Non-current assets	1,381	665	1,507	659	326	6,741	(339)	10,940

Petroleum and Alcohol account	-	-	-	-	-	450	-	450
Government securities	-	-	-	-	-	670	-	670
Other assets	1,381	665	1,507	659	326	5,621	(339)	9,820

Total assets	53,175	31,218	15,536	11,717	5,652	19,137	(6,720)	129,715

17. Segment Information (Continued)

	As of December 31, 2007

	International

	Exploration
	and		Gas and
	Production	Supply	Energy	Distribution	Corporate	Eliminations	Total

Current assets	843	1,113	157	197	217	(343)	2,184

Investments in non-consolidated companies
and other investments	889	39	309	21	20	-	1,278
Property, plant and equipment, net	6,100	1,070	219	182	149	(124)	7,596
Non-current assets	505	292	68	14	1,017	(1,237)	659

Total assets	8,337	2,514	753	414	1,403	(1,704)	11,717

17. Segment Information (Continued)

Revenues and net income by segment are as follows:

	Six-month period ended June 30, 2008

	Exploration			International
	and		Gas and	(see separate
	Production	Supply	Energy	disclosure)	Distribution	Corporate	Eliminations	Total

Net operating revenues to third parties	459	35,989	3,674	4,646	15,069	-	-	59,837
Inter-segment net operating revenues	31,882	13,097	497	493	260	-	(46,229)	-

Net operating revenues	32,341	49,086	4,171	5,139	15,329	-	(46,229)	59,837

Cost of sales	(10,494)	(48,066)	(3,450)	(3,955)	(13,999)	-	44,869	(35,095)
Depreciation, depletion and amortization	(1,619)	(645)	(179)	(267)	(107)	(164)	-	(2,981)
Exploration, including exploratory dry holes	(606)	-	-	(137)	-	-	-	(743)
Selling, general and administrative expenses	(215)	(1,200)	(222)	(391)	(698)	(860)	79	(3,507)
Research and development expenses	(232)	(89)	(31)	(1)	(4)	(109)	-	(466)
Other operating expenses	1	(150)	(416)	(89)	27	(485)	-	(1,112)

Costs and expenses	(13,165)	(50,150)	(4,298)	(4,840)	(14,781)	(1,618)	44,948	(43,904)

Operating income (loss)	19,176	(1,064)	(127)	299	548	(1,618)	(1,281)	15,933
Equity in results of non-consolidated companies	-	163	61	109	-	1	-	334
Financial income (expenses), net	-	-	-	-	-	(191)	-	(191)
Employee benefit expense	-	-	-	-	-	(427)	-	(427)
Other taxes	(28)	(30)	(11)	(36)	(8)	(62)	-	(175)
Other expenses, net	9	83	10	(1)	(8)	1	-	94

Income (Loss) before income taxes and
minority interest	19,157	(848)	(67)	371	532	(2,296)	(1,281)	15,568
Income tax benefits (expense)	(6,513)	343	44	(169)	(181)	1,275	436	(4,765)
Minority interest in results of consolidated
subsidiaries	(130)	56	(48)	(55)	-	90	-	(87)

Net income (loss) for the period	12,514	(449)	(71)	147	351	(931)	(845)	10,716

17. Segment Information (Continued)

	Six-month period ended June 30, 2008

	International

	Exploration
	and		Gas and
	Production	Supply	Energy	Distribution	Corporate	Eliminations	Total

Net operating revenues to third parties	714	2,442	210	1,278	2	-	4,646
Inter-segment net operating revenues	769	744	25	34	-	(1,079)	493

Net operating revenues	1,483	3,186	235	1,312	2	(1,079)	5,139
Cost of sales	(411)	(3,268)	(181)	(1,181)	(2)	1,088	(3,955)
Depreciation, depletion and amortization	(197)	(43)	(8)	(12)	(7)	-	(267)
Exploration, including exploratory dry holes	(137)	-	-	-	-	-	(137)
Selling, general and administrative expenses	(105)	(87)	(16)	(63)	(120)	-	(391)
Research and development expenses	-	-	-	-	(1)	-	(1)
Other operating expenses	(117)	13	16	1	(2)	-	(89)

Costs and expenses	(967)	(3,385)	(189)	(1,255)	(132)	1,088	(4,840)

Operating income (loss)	516	(199)	46	57	(130)	9	299
Equity in results of non-consolidated companies	53	(6)	8	-	54	-	109
Other taxes	(5)	-	-	(1)	(30)	-	(36)
Other expenses, net	(2)	-	1	-	-	-	(1)

Income (Loss) before income taxes and
minority interest	562	205	55	56	(106)	9	371
Income tax benefits (expense)	(218)	39	(1)	(3)	14	-	(169)
Minority interest in results of consolidated
subsidiaries	(102)	87	(15)	(11)	(14)	-	(55)

Net income (loss) for the period	242	(79)	39	42	(106)	9	147

17. Segment Information (Continued)

	Six-month period ended June 30, 2007

	Exploration and Production	Supply	Gas and Energy	International (see separate disclosure)	Distribution	Corporate	Eliminations	Total

Net operating revenues to third parties	1,222	22,616	1,502	3,529	10,095	-	-	38,964
Inter-segment net operating revenues	16,377	8,278	516	555	235	-	(25,961)	-

Net operating revenues	17,599	30,894	2,018	4,084	10,330	-	(25,961)	38,964
Cost of sales	(6,645)	(26,198)	(1,816)	(3,015)	(9,350)	-	25,571	(21,453)
Depreciation, depletion and amortization	(1,543)	(485)	(104)	(254)	(73)	(80)	-	(2,539)
Exploration, including exploratory dry holes	(206)	-	-	(300)	-	-	-	(506)
Selling, general and administrative expenses	(170)	(855)	(201)	(335)	(501)	(681)	37	(2,706)
Research and development expenses	(198)	(73)	(41)	(1)	(3)	(82)	-	(398)
Other operating expenses	(193)	(204)	(136)	(46)	(50)	(683)	-	(1,312)

Costs and expenses	(8,955)	(27,815)	(2,298)	(3,951)	(9,977)	(1,526)	25,608	(28,914)

Operating income (loss)	8,644	3,079	(280)	133	353	(1,526)	(353)	10,050
Equity in results of non-consolidated companies	-	5	33	68	-	(31)	-	75
Financial income (expenses), net	-	-	-	-	-	(100)	-	(100)
Employee benefit expense	-	-	-	-	-	(467)	-	(467)
Other taxes	(15)	(35)	(21)	(32)	(44)	(162)	-	(309)
Other expenses, net	(6)	(2)	(9)	50	(2)	(3)	-	28

Income (Loss) before income taxes and minority interest	8,623	3,047	(277)	219	307	(2,289)	(353)	9,277

Income tax benefits (expense)	(2,931)	(1,034)	105	(134)	(104)	1,376	120	(2,602)
Minority interest in results of consolidated subsidiaries	(3)	(12)	(42)	(106)	-	(19)	-	(182)

Net income (loss) for the period	5,689	2,001	(214)	(21)	203	(932)	(233)	6,493

17. Segment Information (Continued)

	Six-month period ended June 30, 2007

	International

	Exploration
	and		Gas and
	Production	Supply	Energy	Distribution	Corporate	Eliminations	Total

Net operating revenues to third parties	363	1,939	300	907	13	7	3,529
Inter-segment net operating revenues	870	720	28	5	-	(1,068)	555

Net operating revenues	1,233	2,659	328	912	13	(1,061)	4,084
Cost of sales	(480)	(2,454)	(275)	(860)	(13)	1,067	(3,015)
Depreciation, depletion and amortization	(199)	(31)	(8)	(10)	(6)	-	(254)
Exploration, including exploratory dry holes	(300)	-	-	-	-	-	(300)
Selling, general and administrative expenses	(95)	(64)	(9)	(59)	(108)	-	(335)
Research and development expenses	-	-	-	-	(1)	-	(1)
Other operating expenses	(51)	2	7	5	(9)	-	(46)

Costs and expenses	(1,125)	(2,547)	(285)	(924)	(137)	1,067	(3,951)

Operating income (loss)	108	112	43	(12)	(124)	6	133
Equity in results of non-consolidated companies	1	30	13	-	24	-	68
Other taxes	(4)	(1)	-	(2)	(25)	-	(32)
Other expenses, net	(2)	23	11	-	18	-	50

Income (Loss) before income taxes and minority interest	103	164	67	(14)	(107)	6	219
Income tax benefits (expense)	(81)	(25)	-	(3)	(25)	-	(134)
Minority interest in results of consolidated subsidiaries	(39)	(58)	(8)	7	(8)	-	(106)

Net income (loss) for the period	(17)	81	59	(10)	(140)	6	(21)

17. Segment Information (Continued)

Capital expenditures incurred by segment for the six-month periods ended June 30, 2008 and 2007 are as follows:

	Six-month periods
	ended June 30,

	2008	2007

Exploration and Production	7,055	5,097
Supply	1,574	1,184
Gas and Energy	1,460	678
International
Exploration and Production	1,202	1,288
Supply	128	94
Distribution	5	13
Gas and Energy	9	3
Distribution	125	187
Corporate	606	323

	12,164	8,867

18. Acquisitions

a) Ipiranga current status and restructuring of the Petrochemical companies with Braskem

On April 18, 2007, Ultrapar (the “Comissioner”), having Braskem S.A. and Petróleo Brasileiro S.A. - Petrobras (through a commission agreement) as intervening parties, acquired control of companies comprising Ipiranga Group for the amount of US$2,694 (R$5,486 million).

On February 27, 2008, in fulfillment of the Investment Agreement signed on March 18, 2007, Ultrapar transferred an interest of 40% of the shares comprising the share capital of Ipiranga Química S.A. to Petrobras, which disbursed US$552. The purchase price of the petrochemical assets has been allocated US$154, net of tax to property, plant and equipment, US$194 to goodwill and the remaining US$204 referred to net assets acquired.

On May 14, 2008, Ultrapar effected the transfer of the fuel and lubricants Distribution Assets located in the North, Northeast and Central-West and the asphalt Assets received by Petrobras through a special purpose company called 17 de Maio Participações S.A (“17 de Maio”).

17 de Maio is a closed-capital corporation and its relevant assets are the asphalt assets, contained within Ipiranga Asfaltos - IASA, and the distribution assets held by a limited company called Alvo Distribuidora de Combustíveis Ltda. Petrobras disbursed the amount of US$619. This amount has been allocated US$52, net of tax to property, plant and equipment, US$229 to goodwill and the remaining US$338 referred to net assets acquired.

On July 24, 2008, the Administrative Board for Economic Defense (“CADE”) accepted Petrobras’ request to revise the “Agreement to Preserve Reversibility of Transaction (“APRO”)” so as to no longer impede immediate access to Alvo’s accounting and financial information, removing the obligatory 60-day delay to such access.

18. Acquisitions (Continued)

a) Ipiranga current status and restructuring of the Petrochemical companies with Braskem (Continued)

Petrobras has not consolidated the “Northern Distribution Assets”, in its financial statements as CADE is still reviewing this acquisition and the APRO’s agreement signed with CADE restricts the control over such assets, including obtaining formal approval for certain administrative, sales and operational decisions.

The excess of allocation made to property, plant and equipment will be amortized over their remaining useful life.

a.1) Braskem Investment Agreement

On November 30, 2007, an investment agreement was signed between Braskem, Odebrecht, Petrobras, Petroquisa and Norquisa, by which it was agreed that some petrochemical assets held by Petrobras and Petroquisa would be integrated in Braskem in exchange for a participation interest in Braskem. On May 14, 2008, an addendum to the investment agreement was made dividing the exchange transaction into two stages.

The first stage was completed on May 30, 2008, whereby Petrobras and Petroquisa transferred to Braskem the following participation interests: (i) 37.30% of the voting and total capital of Copesul; (ii) 40% of the voting and total capital of IPQ; (iii) 40% of the voting and total capital of IQ; (iv) 40% of the voting and total capital of Petroquímica Paulínia (PPSA), in exchange for 21.9% of the voting capital and 16,3% of the total capital of Braskem. The exchange transaction was based on the fair value of the participation interest exchanged.

The transaction was accounted for in accordance with FASB Statement N° 153 - “Exchanges of Non-monetary Assets - An Amendment of APB Opinion No. 29”, (“SFAS 153”) and FASB Statement N° 140 -“Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”, (“SFAS140”) based on the fair value of the participation interest received from Braskem. As a result of the transaction a non-operating income of US$64, net of tax, was recorded.

18. Acquisitions (Continued)

a.1) Braskem Investment Agreement (Continued)

In the second stage, Petroquisa may make either: (i) a participation interest transfer to Braskem of the total capital of Petroquímica Triunfo (Triunfo), or (ii) transfer of cash to Braskem in the same amount of the fair value of the total capital of Petroquímica Triunfo (Triunfo); in exchange for a participation interest in Braskem. After the completion of the second stage, Petrobras will hold 25% of the total capital of Braskem.

On May 30, 2008, Petrobras, Petroquisa, Odebrecht and Norquisa, with Braskem as the intermediary, agreed the terms of the new shareholder’s agreement for Braskem shareholders.

On July 9, 2008, the transaction was approved without restrictions by the CADE.

b) Acquisition of Suzano Petroquímica S.A.

On November 30, 2007, Petrobras acquired 76.57% of the total shares of Suzano Petroquímica S.A (“SZPQ”), by acquiring Pramoa Participações S.A. (Pramoa) and its controlled company, Dapean Participações S.A. (Dapean), including 99.9% of the total common shares, for the amount of US$1,186 (US$7.49 per common share and US$5.99 per preferred share). The purchase price has been allocated US$72, net of tax to property, plant and equipment and US$5, net of tax, to inventories and the remaining US$602 to goodwill.

Petrobras incorporated Pramoa Participações S.A. on March 24, 2008, after approval at the Extraordinary General Meeting held on that date.

On April 30, 2008, the Brazilian Securities Commission (Comissão de Valores Mobiliários – CVM) approved the registration of the Public Offerings (“PO”) to purchase the shares of SZPQ, conditioned to certain adjustments which Petrobras has fulfilled.

18. Acquisitions (Continued)

b) Acquisition of Suzano Petroquímica S.A. (Continued)

The PO of Suzano Petroquímica was held on June 20, 2008, in which Quattor Participações S.A., purchased the minority interest.

On June 30, the name of Suzano Petroquímica S.A. was changed to Quattor Petroquímica S.A.

b.1) Investment Agreement with Unipar

The Investment Agreement between Unipar and Petrobras defined, among other matters, the creation of an integrated company into which they plan to integrate their assets for the production of thermoplastic resins, basic petrochemicals and correlated activities.

The petrochemical assets that will be contributed by the Petrobras Companies are: (i) 99.9% of the voting capital and 76.57% of the total capital of Suzano Petroquímica S.A. (SZPQ), acquired on November 30, 2007; (ii) 17.48% of the voting capital and 17.44% of the total capital held by Petroquisa in Petroquímica União S.A. (PQU).

The assets that will be contributed by Unipar are: (i) 33.3% of the voting and capital of Rio Polímeros S.A. (Riopol); (ii) 54.96% of the voting capital and 51.35% of the total capital of PQU; (iii) 99.99% of the voting and total capital of Polietilenos União S.A (PU); (iv) all the assets, rights and obligations relating to the operation of Unipar Divisão Química (UDQ); and (v) the amount in cash of US$217, which corresponds to the value of the price to be paid for: (a) 16.67% interest in the total share capital held by Petroquisa in Riopol; and 15.98% of SZPQ’s interest in Riopol, for the understood and agreed price of US$0.5232 per share.

18. Acquisitions (Continued)

b.1) Investment Agreement with Unipar (Continued)

On June 11, 2008 Petrobras and Unipar contributed their participation interest described above in exchange for a participation interest in the new created company “Quattor Participações S.A.”. As a result of the transaction, based on the fair value of the participation interest exchanged, Unipar became the majority shareholder with 60% of the voting and total capital of Quattor and Petrobras became the minority shareholder with the remaining participation interest of 40% of the voting and total capital of Quattor.

The investment in Quattor was accounted for in accordance with SFAS 153 and SFAS 140 based on the fair value of the participations interest obtained. As a result of the transaction a non-operating income of US$3, net of tax, was recognized.

The transaction was approved without restrictions by the CADE on July 09, 2008.

18. Acquisitions (Continued)

c) Acquisition of Japanese Refinery and other assets

On November 09, 2007, Petrobras signed a share purchase agreement to buy 87.5% of the shares of the Japanese company Nansei Sekiyu Kabushiki Kaisha (NSS) from TonenGeneral Sekiyu Kabushiki Kaisha (TGSK), a subsidiary of ExxonMobil for an amount of approximately US$50. The acquisition includes a refinery with a capacity of 100,000 bpd, which refines light oil and produces high quality oil products. It also comprises an oil and oil products terminal with a storage capacity of 9.6 million barrels, three piers with a capacity to receive ships laden with up to 97,000 deadweight tonnage (dwt) and a single point mooring for Very Large Crude Carriers (VLCC) of up to 280,000 dwt. Due to immateriality, proforma information has not been presented.

The transfer of the share control took place in April 2008.

d) Incorporation of a biofuels company

Petrobras Biocombustível S.A. was incorporated on June 16, 2008, as a wholly owned subsidiary of Petrobras, for the purpose of developing production of ethanol, biodiesel and any other associated or similar products and activities, as well as to promote integration of various areas of the Company with regard to biofuels.

With this subsidiary, Petrobras takes advantage of the business opportunity arising from the increase in world demand for biofuels and, in addition, strengthens its position as a company committed to the environment and social development. Besides contributing to reducing global warming, biofuels production generates jobs and income in rural areas, by employing family farms to produce the raw materials.

18. Acquisitions (Continued)

d) Incorporation of a biofuels company (Continued)

On July 29, 2008, Petrobras Biocombustível opened its first commercial biodiesel production plant in Candeias (Bahia). This plant will have an annual production capacity of 57 million liters of biodiesel. In August, Petrobras will finalize tests and start operating two more plants, in Montes Claros (Minas Gerais) and Quixadá (Ceará), both of which have the same production capacity as the Candeias unit. The investment in the three plants will total US$185. This opening plant represents Petrobras expansion of its participation in the biodiesel chain of production, currently consolidated in the area of fuel distribution.

19. Subsequent Events

a) Acquisition of distribution interests in Chile

On August 07, 2008, Petrobras signed an agreement to purchase ExxonMobil’s interest in Esso Chile Petrolera and in other associated Chilean companies.

The agreement encompasses the retail, industrial and aviation fuels businesses (ExxonMobil’s chemical, lubricants and special products businesses are not included in the agreement) and the transfer of control is scheduled to take place in the second quarter of 2009, together with the payment of approximately US$400.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 3, 2008

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.